UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MARPAI, INC.
(Name of Issuer)

Class A Common stock, $0.0001 par value
(Title of Class of Securities)

571354 109
(CUSIP Number)

Edmundo Gonzalez c/o Marpai, Inc. 5701 East Hillsborough Ave., Suite 1417 Tampa, Florida 33610-5428 (646) 303-3483
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 26, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	571354 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edmundo Gonzalez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,515,339(1)
	8	SHARED VOTING POWER
7,826,531(2)
	9	SOLE DISPOSITIVE POWER
1,515,339(1)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,515,339(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.53%(3)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Comprised of (i) 822,579 shares of the Class A common stock, par value $0.0001 per share (“Common Stock”) of Marpai, Inc. (the “Issuer”) held directly by Edmundo Gonzalez, (ii) 313,110 shares of the Issuer’s Common Stock held by Grays West Ventures LLC ("Grays West"), of which Mr. Gonzalez is the sole member, and over which Mr. Gonzalez has sole voting and dispositive power, and (iii) 379,650 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $7.90 per share expiring on February 9, 2026 held by Grays West (“Warrants”) of which Mr. Gonzalez is the sole member, and over which Mr. Gonzalez has sole voting and dispositive power.

(2) Pursuant to the Agreement Relating to Voting Power between Co-Founders of Marpai, Inc. and Grant of a Power of Attorney and Proxy, dated June 28, 2021 (the "Power of Attorney and Proxy"), (i) HillCour Investment Fund, LLC and WellEnterprises USA, LLC (together, the "HillCour Founding Group") and (ii) Eli David, Yaron Eitan, Edmundo Gonzalez and Grays West Ventures, LLC (collectively, the "Grays Founding Group"), share voting power over a total of 7,826,531 shares of Common Stock (the “Proxy Shares”) with respect to certain specified matters described below. As a result of the Power of Attorney and Proxy, the HillCour Founding Group and Grays Founding Group, of which Edmundo Gonzalez is a member, are deemed to be a "group" under Rule 13d-5(d) of the Exchange Act.

The matters with respect to which such voting power is shared are: (i) any change to the composition of the Issuer’s Board of Directors, provided that all Proxy Shares shall be voted for the election of Damien Francis Lamendola (or another nominee of the HillCour Founding Group) as a director of Marpai (as well as against any proposal to remove Damien Francis Lamendola (or such other nominee) as a director of the Issuer); (ii) the sale of all or substantially all of the assets of the Issuer, the sale of all or substantially all of the capital stock of the Issuer, or a merger involving the Issuer; (iii) the replacement of the Chief Executive Officer or other C-level officers of the Issuer; (iv) the amending the corporate documents of the Issuer or otherwise approving any agreement, document or instrument in connection with fundraising of any type or structure for the Issuer; (v) approval of the Issuer’s annual budget and business plan; and (vi) the Issuer’s acquisition of any business or entity or the entry into a joint venture or other collaborative agreement with a potential target business, assets, entity, or partner.

(3) Percentage is calculated based on 20,122,896 shares of Common Stock outstanding as of October 29, 2021.

SCHEDULE 13D

CUSIP No.	571354 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Grays West Ventures LLC EIN: 46-5750310
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0(5)
	8	SHARED VOTING POWER
7,826,531(5)(2)
	9	SOLE DISPOSITIVE POWER
0(5)
	10	SHARED DISPOSITIVE POWER
692,760(5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
692,760(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%(3)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(5) Comprised of (i) 313,110 shares of the Issuer’s Common Stock held by Grays West Ventures LLC, of which Mr. Gonzalez is the sole member, and over which Mr. Gonzalez has sole voting and dispositive power, and (ii) 379,650 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $7.90 per share expiring on February 9, 2026 held by Grays West Ventures LLC of which Mr. Gonzalez is the sole member, and over which Mr. Gonzalez has sole voting and dispositive power.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 (the “Common Stock”) of Marpai, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 5701 East Hillsborough Ave., Suite 1417, Tampa, FL 33610-5428.

Item 2.	Identity and Background

Edmundo Gonzalez

(a)	This Schedule 13D is being filed by Edmundo Gonzalez.

(b)	The principal business address of Edmundo Gonzalez is c/o Marpai, Inc., 5701 East Hillsborough Ave., Suite 1417, Tampa, FL 33610-5428.

(c)	Edmundo Gonzalez’s principal business is to act as the Issuer’s Chief Executive Officer, Secretary, and a member of its Board of Directors.

(d)	During the last five years, Edmundo Gonzalez has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Edmundo Gonzalez has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and he was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any such proceeding.

(f)	Edmundo Gonzalez is a United States citizen.

Grays West Ventures LLC

(a)	This Schedule 13D is being filed by Grays West Ventures LLC.

(b)	The principal business address of Grays West Ventures LLC is 14 Todd Drive, East Hampton, New York 11937.

(c)	Grays West Ventures LLC’s principal business is investment management, and its principal business address is provided above in 2(b).

(d)	During the last five years, Grays West Ventures LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Grays West Ventures LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and it was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any such proceeding.

Item 3.	Source and Amount of Funds or Other Considerations

Edmundo Gonzalez expended an aggregate of $465,851.25 of his own investment capital to acquire 1,515,339 shares of the Issuer’s Common Stock and shares of the Issuer’s Common Stock underlying the Warrants disclosed in this Schedule 13D, held directly by Edmundo Gonzalez and indirectly (via Grays West Ventures). 822,579 shares of the Issuer’s Common Stock held directly by Edmundo Gonzalez were acquired with $18.06 of Mr. Gonzalez’s personal funds. 313,110 shares of the Issuer’s Common Stock and 379,650 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $7.90 per share expiring on February 9, 2026, held directly by Grays West Ventures LLC, and indirectly by Mr. Gonzalez (as the sole member, with sole voting and dispositive power), and disclosed in this Schedule 13D were acquired as by Grays West Ventures with $465,833.25 of working capital sourced from Mr. Gonzalez’s personal funds.

Item 4.	Purpose of Transaction

Edmundo Gonzalez acquired the securities of the Issuer for business investment purposes and as compensation for his professional services.

Item 5.	Interest in Securities of the Issuer

(a) (b)	Edmundo Gonzalez

As of October 29, 2021 Edmundo Gonzalez: (1) directly beneficially owned 822,579 shares of the Issuer’s Common Stock(4.1% of the outstanding Common Stock); and (2) indirectly beneficially owned 313,110 shares of the Issuer’s Common Stock (1.6% of the outstanding Common Stock), and 379,650 Warrants to purchase the Issuer’s Common Stock(1.9% of the outstanding Common Stock), held by Grays West, of which Mr. Gonzalez is the sole member, and over which Mr. Gonzalez has sole voting and dispositive power.

Pursuant to the Agreement Relating to Voting Power between Co-Founders of Marpai, Inc and Grant of a Power of Attorney and Proxy, dated June 28, 2021 (the "Power of Attorney and Proxy"), (i) HillCour Investment Fund, LLC and WellEnterprises USA, LLC (together, the "HillCour Founding Group") and (ii) Eli David, Yaron Eitan, Edmundo Gonzalez and Grays West Ventures, LLC (collectively, the "Grays Founding Group"), share voting power over a total of 7,826,531 shares of the Issuer’s Common Stock with respect to certain specified matters described below. As a result of the Power of Attorney and Proxy, the HillCour Founding Group and Grays Founding Group, of which Edmundo Gonzalez is a member, are deemed to be a "group" under Rule 13d-5(d) of the Exchange Act.

The matters with respect to which such voting power is shared are: (i) any change to the composition of the Issuer’s Board of Directors, provided that all Proxy Shares shall be voted for the election of Damien Francis Lamendola (or another nominee of the HillCour Founding Group) as a director of Marpai (as well as against any proposal to remove Damien Francis Lamendola (or such other nominee) as a director of the Issuer); (ii) the sale of all or substantially all of the assets of the Issuer., the sale of all or substantially all of the capital stock of the Issuer, or a merger involving the Issuer; (iii) the replacement of the Chief Executive Officer or other C-level officers of the Issuer; (iv) the amending the corporate documents of the Issuer or otherwise approving any agreement, document or instrument in connection with fundraising of any type or structure for the Issuer; (v) approval of the Issuer’s annual budget and business plan; and (vi) the Issuer’s acquisition of any business or entity or the entry into a joint venture or other collaborative agreement with a potential target business, assets, entity, or partner. These securities represent approximately 38.9% of the shares of Issuer’s Common Stock of the Issuer.

(a) (b)     Grays West Ventures LLC

As of October 29, 2021 Grays West Ventures LLC may be deemed to bebeneficially own 313,110 shares of the Issuer’s Common Stock (1.6% of the outstanding Common Stock) and 379,650 Warrants to purchase the Issuer’s Common Stock (1.9% of the outstanding Common Stock), over which it holds voting and dispositive power.

(c)

Information with respect to all transactions in the shares beneficially owned by the Edmundo Gonzalez that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Agreement Relating to Voting Power & Grant of a Power of Attorney and Proxy

On June 28, 2021, (i) HillCour Investment Fund, LLC and WellEnterprises USA, LLC (together, the "HillCour Founding Group") and (ii) Eli David, Yaron Eitan, Edmundo Gonzalez and Grays West Ventures, LLC (collectively, the "Grays Founding Group" entered into the Agreement Relating to Voting Power between Co-Founders of Marpai, Inc and Grant of a Power of Attorney and Proxy, an agreement share voting power over a total of 7,826,531 shares of the Issuer’s Common Stock with respect to certain specified matters. As a result of the Power of Attorney and Proxy, the HillCour Founding Group and Grays Founding Group, of which Edmundo Gonzalez is a member, are deemed to be a "group" under Rule 13d-5(d) of the Exchange Act.

The description of the Agreement Relating to Voting Power between Co-Founders of Marpai, Inc. and Grant of a Power of Attorney and Proxy is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Agreement Relating to Voting Power Between Co-Founders of Marpai, Inc. and Grant of A Power of Attorney and Proxy , dated June 28, 2021, among HillCour Investment Fund, LLC, WellEnterprises USA, LLC, Eli David, Yaron Eitan, Edmundo Gonzalez and Grays West Ventures, LLC (incorporated by reference to Exhibit 4.65 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on July 20, 2021).

Exhibit 99.2	Warrant Agreement, dated April 1, 2021, by and between the Issuer and Edmundo Gonzalez (incorporated by reference to Exhibit 4.58 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on July 20, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : December 30, 2021

EDMUNDO GONZALEZ

By:	/s/ Edmundo Gonzalez
Name: Edmundo Gonzalez

GRAYS WEST VENTURES LLC

By:	/s/ Edmundo Gonzalez
Name: Edmundo Gonzalez
Its: Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).